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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ILEX ONCOLOGY, INC.
                        -------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.01
                        -------------------------------
                         (Title of Class of Securities)


                                  451923-10-6
                        -------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

[  ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 451923-10-6                 13G                    Page 2 of 4 Pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CTRC Research Foundation; Tax I.D.: 74-2618443
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                       (b) [x]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
                          5.      SOLE VOTING POWER

                                  2,782,127
   NUMBER OF              ------------------------------------------------------
     SHARES               6.      SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                       None
     EACH
   REPORTING             -------------------------------------------------------
    PERSON               7.       SOLE DISPOSITIVE POWER
     WITH
                                  2,782,127
                         -------------------------------------------------------
                         8.       SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,782,127
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES* [ ]

--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         22.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                               *SEE INSTRUCTIONS


                              Page 2 of 4 Pages
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CUSIP No. 451923-10-6                 13G                    Page 3 of 4 Pages



ITEM 1.

          (a) (b) This statement on Schedule 13G relates to the Reporting Person's (as defined in Item 2 below) beneficial ownership interest in ILEX Oncology, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 11550 I.H. 10 West, Suite 300, San Antonio, Texas 78230.

ITEM 2.

         (a) This statement is being filed by CTRC Research Foundation (the "Reporting Person");

         (b) The principal business address of the Reporting Person is 8122 Datapoint Drive, Suite 600, San Antonio, Texas 78229.

         (d) (e) This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of the Issuer named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 451923-10-6.

ITEM 3.  FILING PURSUANT TO RULE 13d-1(b), OR 13d-2(b).

         This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.  OWNERSHIP.

         (a) (b) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 2,782,127, which represents 22.7% of the shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 1997.
The aggregate number and percentage of the Common Stock beneficially owned by the Reporting Person is calculated in accordance with Rule 13d-3(d)(1).

         (c) The Reporting Person has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.





                               Page 3 of 4 Pages
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CUSIP No. 451923-10-6                 13G                    Page 4 of 4 Pages


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10. CERTIFICATION.

         Not Applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                     March 30, 1998


                                     CTRC RESEARCH FOUNDATION


                                     By: /s/ David C. Spoor
                                        --------------------------------------
                                         David C. Spoor, Vice President and
                                         General Counsel





                               Page 4 of 4 Pages